

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 28, 2013

Ms. Dixie Carroll, Esq.
Assistant General Counsel
Ameriprise Financial, Inc.
50706 Ameriprise Financial Center
Minneapolis, MN 55474

      Re: RiverSource Life Insurance Company
               RiverSource Variable Account 10
               Initial Registration Statement on Form N-4
               File Nos. 333-186218 and 811-07355

               RiverSource Life Insurance Company of New York
               RiverSource of New York Variable Annuity Account
               Initial Registration Statement on Form N-4
               File Nos. 333-186220 and 811-07623

Dear Ms. Carroll:

The staff has reviewed the registration statements referred to above, which the Commission received on January 25, 2013. The registration statements received a selective review based on the representation that the prospectus and Statement of Additional Information (SAI) included in this filing are substantially similar to the prospectus and SAI in other currently effective registration statements, File Nos. 333-179398 and 333-179335. Based on our limited review, we have the following comments (page numbers refer to the marked courtesy copy).

1.   <u>General</u>

     a.   Please clarify supplementally whether there are any types of guarantees of support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

b.   Please note that if you qualify for and intend to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus. See Release No. 33-8996 (January 8, 2009).

2.   Annual Operating Expenses of the Funds (p. 13)

Please ensure that the table of annual operating expenses for each underlying portfolio is presented in a manner consistent with Item 3 of Form N-1A.

3.   Optional Living Benefit Charges (p. 30)

Please clarify that the fees disclosed in the first paragraph for each optional living benefit's subsection is the current fee.

4.   5% Accumulation Death Benefit (p.53)

Please clarify the definition of Variable Account Floor to disclose the amount of the increase.

5.   Accumulation Protector Benefit Rider (p. 69)

Please clarify in the first paragraph that the current waiting period for the Accumulation Benefit Rider is 10 years.

6.   Financial Statements, Exhibits, and Other Information

Financial statements, exhibits and other information not included in the registration statement should be filed by pre-effective amendment.

7.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its

full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

****

Please respond to these comments in a pre-effective amendment to the registration statement and in a letter to me filed over the EDGAR system. If you are of the opinion that no change in the registration statement is necessary in response to any comment, please indicate that in the letter and state the basis for your opinion.

Although the staff has completed the initial review of the registration statement, please be advised that the registration statement will be reviewed further by the staff. Accordingly, the staff reserves the right to comment further on the registration statement and any amendments to it**.** After resolution of all disclosure issues, a written request from the registrant and its principal underwriters must be made for acceleration of the effective date of the registration statements, as amended.

If you have any questions or comments, please feel free to call me at (202) 551-6765. Additionally, copies of documents or letters filed on EDGAR may be e-mailed to me at cowanm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-8629.

Sincerely,

Mark Cowan
Senior Counsel
Office of Insurance Products